

NYSE.
AN ICE EXCHANGE

May 23, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities AT&T Inc., under the Exchange Act of 1934:

- 3.550% Global Notes due 2025

- 3.950% Global Notes due 2031

- 4.300% Global Notes due 2034

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com